02002589

U.S. POST OFFICE
DELAYED

HBOS plc
P.O. Box No 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SEC MAIL PROCESSING RECEIVED JAN 17 2002 WASH, D.C. 316 SECTION

Our Ref:

Your Ref: 82/3240

20th December, 2001

SUPPL

Dear Sirs,

Bank of Scotland

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

Enc.

dlw 3/4

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:29 20 Dec 2001
RNS Number	0598P

Full Announcement Text

RNS Number:0598P
HBOS PLC
20 December 2001

1) Name of Company:

HBOS plc

2) Name of Director:

Brian Gammell Ivory

3) Is holding in own name/wife's name or non-beneficial:

Non-beneficial (as Trustee)

4) Name of registered holder:

BNY (OCS) Nominees Limited (Account CH206566) as nominee for:
The Baldoukie Charitable Trust,
The Tameia Charitable Trust, and
The Stables Charitable Trust.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

No - Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Mr Ivory retired as a Trustee of the Trusts noted at 4. above, and consequently no longer has a non-beneficial interest in 13,500 HBOS plc Ordinary Shares of 25p each which continue to be held by the Trusts.

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed:

cessation of a non-beneficial interest in 13,500 Shares

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 20th December 2001

14) Date company informed: 20th December 2001

15) Total holding following this notification:

15,500 Ordinary Shares of 25p each, of which 11,000 are held beneficially
and 4,500 are held non-beneficially.

16) Total percentage holding of issued class of such Shares following this notification: 0.0004%

END

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